Exhibit 5.1
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
BELLSOUTH CORPORATION
Article I
     The name of the corporation is BellSouth Corporation (the “Corporation”).
Article II.
     The purpose of the Corporation is to engage in any form or type of business for any lawful purpose or purposes not specifically prohibited to corporations for profit under the laws of the State of Georgia and to have all the rights, powers, privileges and immunities which are now or hereafter may be allowed to corporations under the laws of the State of Georgia.
Article III.
     The total number of shares the Corporation shall be authorized to issue is one thousand (1000) shares, having a par value of One Dollar ($1.00) each, all of which shall be of the same class and designated “Common Stock.” The Common Stock shall together have unlimited voting rights and be entitled to all of the net assets of the Corporation upon dissolution.
Article IV.
     The street address of the registered office of the Corporation as of the date of these Amended and Restated Articles of Incorporation is 40 Technology Parkway South, #300, Norcross, Gwinnett County, Georgia 30092. The registered agent of the Corporation at that office as of the date of these Amended and Restated Articles of Incorporation is The Prentice-Hall Corporation System, Inc.
Article V.
     The mailing address of the principal office of the Corporation as of the date of these Amended and Restated Articles of Incorporation is: 1155 Peachtree Street, N.E., Room 15G03, Atlanta, Georgia 30309-3610.
Article VI.
     The shareholders of the Corporation shall have such rights to take actions by written consent of less than all shareholders as may be permitted by Section 14-2-704(a) of the Georgia Business Corporation Code or as Georgia law or the bylaws of the Corporation may otherwise provide.

Article VII.
     No director of the Corporation shall be liable to the Corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability for (a) any appropriation, in violation of his or her duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liabilities set forth in Section 14-2-832 of the Georgia Business Corporation Code; or (d) any transaction from which the director received an improper personal benefit. If the Georgia Business Corporation Code is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on liability provided herein, shall be limited to the fullest extent permitted by such law, as amended. Any repeal, amendment, or modification of this Article VII shall be prospective only and shall not adversely affect any right, benefit, or protection of a director of the corporation existing at the time of such repeal, amendment, or modification.
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